Mail Stop 6010


      July 5, 2005


Via U.S. Mail and Facsimile to (817) 633-9409

Scott A. Haire
Chief Executive Officer
MB Software Corporation
2225 E. Randol Mill Road Suite 305
Arlington, TX 76011


	Re:	MB Software Corporation
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
	Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
      File No. 000-11808

Dear Mr. Haire:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A. Controls and Procedures, page 9

1. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please revise future filings to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-B and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238.

2. In future filings please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any changes to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-B.

Report of Independent Registered Public Accounting Firms, page F-2

3. We note that your corporate headquarters is located in the Arlington, TX, your operations are based in Ft. Lauderdale, FL and your accountants are located in Phoenix, AZ. Please tell us why your auditor is from Arizona given the locations of your headquarters and operations. While we note your auditors are registered with the PCAOB, tell us if they are licensed to practice in Florida and Texas.
If not, tell us why you believe they were qualified to perform the audit.

Financial Statements

Note 3 - Business Acquisition, page F-11

4. We see that on August 20, 2004 you acquired all of the outstanding equity interests in Wound Care Innovations, LLC ("WCI") in consideration for the issuance of 6,000,000 shares of restricted stock. It appears that MB Software and WCI are under the "common control" of Mr. Cossutta and Mr. Haire as defined by paragraph 3 of
EITF 02-05. If our presumption is correct, tell us why the transaction was not accounted for as the reorganization of entities under common control, i.e., in a manner similar to a pooling of interests with assets transferred at their historical costs as required by paragraphs D11 to D17 of SFAS 141. Please tell us your consideration of this accounting basis for this transaction and specifically address your consideration of the common control of MB
Software and WCI. If you have appropriately concluded the entities are not under common control, please explain to us what consideration you have given to paragraphs 15 to 19 of SFAS 141 in identifying the acquiring entity. Tell us whether you believe the transaction should be accounted for as a reverse acquisition or recapitalization. Please support your assertions with references to the authoritative accounting guidance upon which you relied. We may have additional comments after reviewing your response.

Note 4 - Related Party Transactions, page F-12

5. We see that you have engaged in various transactions with related parties, including the acquisition of WCI and borrowings from related entities. Related party transactions should be identified and the amounts separately stated on the face of the income statement or balance sheet, if material. Additionally, paragraphs 2 to 4 of SFAS
57 require the disclosure of the nature of relationships, a description of transactions, the dollar amount of transactions, the amounts due to or from related parties and also the nature of control relationships between related parties even if there are no transactions between the enterprises. In accordance with SFAS 57, please tell us more about your related party transactions and update future filings to disclose this information.

Form 10-QSB for the Quarter Ended March 31, 2005

Financial Statements

Note 4 - Other Assets - Patents, page 7

6. We see that you pay $75,000 per year as an option fee to maintain your rights to purchase certain property and you capitalize the amount as an other asset. Please tell us why you believe generally accepted accounting principles permit you to capitalize these payments rather than expense them. Please support your assertions with references to the authoritative accounting guidance upon which you relied. We may have additional comments after reviewing your response.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.




								Sincerely,



								Jay Webb
								Reviewing Accountant

Scott A. Haire
MB Software Corporation
July 5, 2005
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